Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	9-months ended Sep. 30, 2004	12-months ended Sep. 30, 2004	Year Ended December 31,
millions			2003	2002	2001	2000	1999
Income from continuing operations, before income tax	$226.6	$259.8	$187.4	$296.8	$275.1	$262.3	$226.2
Interest expense (1)	87.1	112.4	112.6	80.4	81.8	84.7	81.7
Preferred stock dividends	—	—	—	—	—	—	—

Earnings before taxes and fixed charges	$313.7	$372.2	$300.0	$377.2	$356.9	$347.0	$307.9

Interest expense	$87.1	$112.4	$112.6	$80.4	$81.8	$84.7	$81.7
Interest on refunding bonds	(0.6)	(0.8)	(0.7)	(0.9)	(1.0)	(1.0)	(1.0)
Preferred stock dividends	—	—	—	—	—	—	—

Total fixed charges	$86.5	$111.6	$111.9	$79.5	$80.8	$83.7	$80.7

Ratio of earnings to fixed charges	3.63x	3.34x	2.68x	4.74x	4.42x	4.15x	3.82x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Certain prior year amounts have been adjusted to conform to the current year presentation. Further, Tampa Electric Company had significant charges (most of which were non-cash) and gains in the 2003 and 1999 periods presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in Tampa Electric Company’s Annual Reports on Form 10-K for those years.

Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.